EXHIBIT 12.1

PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Six Months Ended
	June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Earnings from operations	$124,117	$118,378	$205,241	$277,941	$133,043	$241,807	$166,627
Add:
Interest Expense	77,314	76,787	155,475	152,958	163,629	172,191	170,746

Earnings, as Adjusted	$201,431	$195,165	$360,716	$430,899	$296,672	$413,998	$337,373

Fixed Charges:
Interest Expense	$77,314	$76,787	$155,475	$152,958	$163,629	$172,191	$170,746
Capitalized Interest	16,686	19,635	36,425	30,534	24,276	18,549	15,980

Total Fixed Charges	$94,000	$96,422	$191,900	$183,492	$187,905	$190,740	$186,726

Ratio of Earnings, as Adjusted to Fixed Charges	2.1	2.0	1.9	2.3	1.6	2.2	1.8